September 10, 2007

Mr. Donald Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:

Seacoast Banking Corporation of Florida

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 15, 2007

File No. 000-13660

Dear Mr. Walker:

SEC Comment

Allowance and Provision for Loan Losses, pages 18-20

1.

Please tell us how you adjust from your expected loss model to determine the incurred losses pursuant to SFAS 5.  We note that the company discloses that commercial and commercial real estate loans are assigned internal risk ratings reflecting the probability of the borrower defaulting on any obligation and the probable loss in the event of default.

Response

Each quarter the loan portfolio is segmented by loan type.  All commercial and commercial real estate loans are assigned internal risk ratings (graded loan portfolio) that are consistent with OCC regulatory definitions. All other loan types (using call report code) are grouped by similar risk characteristics and assigned loan grades for evaluation and analysis under SFAS No. 5.  Individual loan relationships in the graded loan portfolio which are graded as substandard, doubtful or loss are evaluated for impairment on an individual basis under SFAS No. 114.

In assigning the loan grades each quarter, all known current material factors that may affect the collectibility of the loan are considered.  Loan loss migration is updated quarterly for each loan type and each loan grade to reflect charge-offs for the quarter and historical loss factors are adjusted as necessary.

The actual historical loan loss factors are assigned by loan type and grade and are adjusted each quarter for increases/decreases in concentrations, portfolio growth, criticized loan growth, movement in delinquencies, internal control ratings, staff turnover and changes in current market conditions/environment to determine the estimate of incurred losses.  We do not include any amounts for future events that could impact expected losses.

SEC Comment

2.

Your disclosure in Note A.  Significant Accounting Policies states that the allowance consists of formula-based components, allowance for impaired loans and allowance related to additional factors.  Please tell us and disclose in future filings the amount of each of these components.

Response

Please see Note F on page 72 of the Annual Report where it is disclosed that the valuation allowance related to impaired loans total $1,192,000 and is included in the allowance for loan losses which totals $14,915,000; therefore, the amount of the allowance based on formula based components and additional factors totals $13,723,000.  All additional factors are formula based.  Our future disclosures will clarify the various components of the allowance.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any further comments or questions.

Very Truly Yours,

William R. Hahl

Executive Vice President/

Chief Financial Officer